UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

Amendment No. 1

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2021

Commission file number 001-35530

BROOKFIELD RENEWABLE PARTNERS L.P.

(Exact name of Registrant as specified in its charter)

73 Front Street, Fifth Floor

Hamilton, HM 12

Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Exhibits 1.1, 4.1, 4.2, 4.3, 5.1, 5.2, 23.1 and 23.2 of this Form 6-K are incorporated by reference into the registrant’s registration statement on Form F-3ASR filed with the Securities and Exchange Commission (the “SEC”) on April 8, 2021 (File No. 333-255119)

EXPLANATORY NOTE

Brookfield Renewable Partners L.P. is filing this Amendment No. 1 on Form 6-K/A (this “Amendment No. 1”) to the Report on Form 6-K filed with the Securities and Exchange Commission on April 15, 2021 (the “Original Form 6-K”) solely for the purposes of refiling Exhibit 4.2 to the Original Form 6-K and revising the sentence relating to incorporation by reference appearing on the cover of the Original Form 6-K, each of which contained inadvertent typographical errors. This Amendment No. 1 does not, and does not purport to, otherwise amend, update or restate any other information set forth in the Original Form 6-K or any Exhibit thereto.

Exhibit Index

Exhibit	Description

1.1*	Underwriting Agreement dated April 8, 2021, by and among Brookfield BRP Holdings (Canada) Inc., Brookfield Renewable Partners L.P., Brookfield Renewable Energy L.P., BRP Bermuda Holdings I Limited, Brookfield BRP Europe Holdings (Bermuda) Limited, Brookfield Renewable Investments Limited, BEP Subco Inc., and the underwriters party thereto.

4.1*	Indenture dated April 15, 2021, by and among Brookfield Renewable Partners L.P., Brookfield Renewable Energy L.P., BRP Bermuda Holdings I Limited, Brookfield BRP Europe Holdings (Bermuda) Limited, Brookfield Renewable Investments Limited and BEP Subco Inc., as guarantors, Brookfield BRP Holdings (Canada) Inc., as issuer and Computershare Trust Company, N.A., as trustee

4.2	First Supplemental Indenture dated April 15, 2021, by and among Brookfield Renewable Partners L.P., Brookfield Renewable Energy L.P., BRP Bermuda Holdings I Limited, Brookfield BRP Europe Holdings (Bermuda) Limited, Brookfield Renewable Investments Limited and BEP Subco Inc., as guarantors, Brookfield BRP Holdings (Canada) Inc., as issuer and Computershare Trust Company, N.A., as trustee (incorporated by reference to Exhibit 99.2 to Brookfield Renewable Corporation’s Form 6-K filed on April 15, 2021)

4.3	Form of 4.625% Perpetual Subordinated Notes (included as Annex A to Exhibit 4.2)

5.1*	Opinion of Torys LLP as to matters of New York and Ontario law, dated April 15, 2021

5.2*	Opinion of Appleby (Bermuda) Limited as to matters of Bermuda law, dated April 15, 2021

23.1*	Consent of Torys LLP (included as part of Exhibit 5.1)

23.2*	Consent of Goodmans LLP, dated April 15, 2021

* Previously filed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOKFIELD RENEWABLE PARTNERS L.P., by its general partner, BROOKFIELD RENEWABLE PARTNERS LIMITED

Date: April 15, 2021	By:	/s/ Jane Sheere
Name: Jane Sheere
Title: Secretary